Exhibit 4.33

Dated 2023

SWVL INC.

and

DANISH ELAHI

and

SWVL PAKISTAN (PVT.) LTD.

AGREEMENT

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	2
2.	ACQUISITION OF SHARES	6
3.	CONDITIONS PRECEDENT	6
4.	ACTIONS PENDING ACQUISITION	6
5.	ACQUISITION	8
6.	WARRANTIES	8
7.	UNDERTAKING	9
8.	WHOLE AGREEMENT AND REMEDIES	9
9.	OTHER PROVISION	10
SCHEDULE 1 PARTICULARS OF THE TARGET COMPANY		13
SCHEDULE 2 CONDITIONS PRECEDENT		14
SCHEDULE 4 SHAREHOLDING STRUCTURE OF THE TARGET COMPANY		16
SCHEDULE 5 SWVL’S WARRANTIES		17
SIGNATURE PAGE		20

THIS SHARE ACQUISITION AGREEMENT is made on among:

(1)

SWVL INC. (Corporate Unique Identification Number:1945550, a company incorporated under the laws of the British Virgin Islands having its office at Kingston Chambers, PO Box 173, Road Town, British Virgin Islands (the “SWVL”), which expression, where the context so permits, shall include its successors in interest and permitted assigns;

(2)

SWVL PAKISTAN (PVT.) LTD. (Corporate Unique Identification Number: 0136112), a company incorporated under the Laws of Pakistan having its office at Karachi, Pakistan (the “Target Company”) which expression, where the context so permits, shall include its successors in interest and permitted assigns; and

(3)

DANISH ELAHI S/o Mr. Arif Elahi, holding CNIC No. 42301-4760782-7 resident of House No. 143-A-III, Kh-e-Badar, Phase7, DHA, Karachi (the “Danish Elahi”) which expression, where the context so permits, shall include his legal heirs, successors in interest and permitted assigns;

(collectively the “Parties” and each a “Party”)

WHEREAS:

(a)	The Target Company is a company limited by shares incorporated in Pakistan. Further details of the Target Company as at the date of this Agreement are set out in Schedule 1.

(b)	As at the date of this Agreement:

(i)	The Target Company’s authorized share capital (on an as converted basis inclusive of loan conversions if any, as envisaged herein) is 458,524,100 shares of PKR 10/- face value.

(ii)

The issued and paid-up share capital of the Target Company (on an as converted basis inclusive of loan conversions if any, as envisaged herein) is Rs.4,585,240,580/- comprising of 458,524,058 ordinary shares of PKR 10/- face value (“Issued Capital”).

(iii)

The Target Company is wholly owned by SWVL, which (on an as converted basis inclusive of loan conversions if any, as envisaged herein) owns 458,523,958 ordinary shares in the Target Company on its own accord, whereas the remaining 100 ordinary shares (“Acquisition Shares”) are held by SWVL’s nominee directors on the board of the Target Company’s namely Mr. Shahzeb Memon and Mr. Mostafa Essa Mohamed Mohamed Kandil (“Directors”)

(c)	The Parties have agreed that:

(i)

Danish Elahi, relying on the representations, warranties and undertakings given and covenants made by the Target Company hereunder, has agreed to purchase, either on its own accord or through third party, the entire shareholding of SWVL in the Target Company on a fully diluted basis including shares held by the Target Company’s Directors i.e. Acquisition Shares against payment of  Acquisition Consideration (as defined in hereunder)  and SWVL has agreed to sell to and transfer its entire shareholding in the Target Company including that of its Directors in the name of Danish Elahi, or such third party as Danish Elahi may direct, on the terms and subject to the conditions of this Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

“Assessment”	:

means, in relation to Tax, any notice of assessment or amended assessment or other document of any kind issued or served or deemed to be issued or served by a Taxation Authority which notifies or imposes, or is deemed to notify or impose, a liability to pay Tax;

“Acquisition”	:	has the meaning ascribed to it in Clause 2.1(a);

“Acquisition Consideration”	:	means the aggregate purchase consideration for the Acquisition Shares which shall be determined in accordance with Clause 2.2 and Schedule 3;

“Acquisition Shares”	:	means the ordinary shares of the Target Company as defined in the Recitals of this Agreement;
“Agreement”	:	means this agreement as may be amended or supplemented from time to time;
“Business Day”	:	means a day on which commercial banks are open for business in Pakistan (excluding Saturdays, Sundays or gazetted public holidays);
“Completion Date”	:	means the date on which the Acquisition occurs which shall not be later than 15.04.2023 (or such other date as may be agreed between the Parties);
“Conditions Precedent”	:	means the conditions set out in Schedule 2;
“Disclosure Letter”	:	means the letter (if any) (in the form and substance acceptable to Danish Elahi) from SWVL to Danish Elahi executed and delivered immediately prior to the execution of this Agreement;
“Encumbrances”	:	means any mortgage, charge, security interest, lien, pledge, assignment by way of security, equity, claim, right of pre-

emption, right of first refusal, option, covenant, restriction, reservation, lease, trust, order, decree, judgment, title defect (including retention of title claim), hypothecation, conflicting claim of ownership or any other encumbrance, third party right or security interest of any nature whatsoever, or any agreement, arrangement or obligation to create any of the foregoing;

“Fairly Disclosed”	:

means fairly disclosed in the Disclosure Letter, with sufficient explanation and detail to enable Danish Elahi to identify clearly the nature, scope and implications of the matters disclosed with clear reference to the relevant SWVL Warranty;

“Long Stop Date”	:	has the meaning ascribed to it in Clause 3.2(a);
“Governmental Authority”	:

shall mean any relevant governmental or quasi-governmental authority, statutory authority or quasi-statutory or regulatory authority, administrative, monetary, fiscal or judicial body, department, commission, authority, tribunal, agency or stock exchange or taxing authority or anybody entitled to exercise executive power or power of any nature or any authority, body or other organisation to the extent that the rules, regulations, standards, requirements, procedures or orders of such authority, body or other organisation have the force of Law;

“Incoming Directors”	:	means the two (02) persons nominated by Danish Elahi who will be appointed and serve as directors of the Target Company in place of the Resigning Directors with effect from the Completion Date;
“Intellectual Property”	:

means any trademarks, service marks, trade names, domain names, logos, get-up, patents, inventions, registered and unregistered design rights, copyrights, database rights and all other similar rights in any part of the world (including Know-how) including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;

“Know-how”	:

means confidential and proprietary industrial and commercial information and techniques in any form including, without limitation, drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, and lists and particulars of customers and suppliers;

“Law”	:

shall mean and include all applicable statutes, enactments, acts of legislature or the Parliament, laws, ordinances, rules, bye-laws, regulations, notifications, guidelines, policies, directions, directives and orders of any Governmental Authority, tribunal, board, court or a recognised stock exchange;

“Material Adverse Change”	:

means the occurrence of any fact, matter, event or circumstance which relates to the Target Company that results in or could reasonably be expected to result in a material adverse effect on the financial condition, earnings, business, undertakings, assets or properties of the Target Company;

“Notice”	:	has the meaning ascribed to it in Clause 11.10(a);
“Personal Data”	:	means all data which is defined to be “personal data” and all data which is protected as “personal data” or an equivalent, under any applicable Data Protection Legislation;
“PKR”	:	means the lawful currency of the Islamic Republic of Pakistan;
“Resigning Directors”	:	means two (02) existing nominees of SWVL who will resign as directors of the Target Company on the Completion Date;
“Surviving Clauses”	:

Means all Clauses that impose obligations on the Parties,  and any other provision, expressed to survive the termination of this Agreement or which by its nature or context is contemplated to survive the termination of this Agreement;

“SWVL’s Bank Account”	:

refers to the bank account, as intimated by SWVL, wherein Danish Elahi shall make payment of the Acquisition Consideration details of which are set out below:

Account name: SAIDUDDIN & CO.

Bank: Bank Al Habib Ltd.

Account Number: 1103-0981-005513-01-6

Swift Code: BAHL PKKA

IBAN: PK79 BAHL 1103098100551301

“Tax” or “Taxation”	:

means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, impositions, duties, contributions, rates and levies, whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person and all penalties, charges, costs and interest relating thereto;

“Tax Authority”	:

means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any Law in relation to Taxation;

“Tax Liability”	:	means any amounts payable by the Target Company in respect of any Assessment.
“Transaction Documents”	:	means this Agreement and any other agreement or document to be entered into pursuant to or in connection with this Agreement; and
“USD $”	:	mean the lawful currency of United States of America.

1.2	References to a statutory provision include any subsidiary legislation made from time to time under that provision.

1.3

References to a statute or statutory provision include that statute or provision as from time to time modified, re-enacted or consolidated, whether before or after the date of this Agreement, so far as such modification, re-enactment or consolidation applies or is capable of applying to any transactions entered into in accordance with this Agreement and (so far as liability thereunder may exist or can arise) shall include also any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which such statute or provision has directly or indirectly replaced.

1.4	Unless the context otherwise requires, references to the singular number shall include references to the plural number and vice versa, and the use of any gender shall include all genders.

1.5	References to:

(a)	a person include any company, limited liability partnership, partnership, business trust or unincorporated association (whether or not having separate legal personality); and

(b)	a company shall include any company, corporation or anybody corporate, wherever incorporated.

1.6	All references to the Parties shall, unless contrary to the context and meaning thereof, be deemed to include their respective successors and permitted assigns.

1.7	The word “affiliate” means, with respect to any specified person, any other person who, directly or indirectly, controls, is controlled by, or is under common control with such person.

1.8

The word “control” (including its correlative meanings, “controlled by”, “controlling” and “under common control with”) shall mean, with respect to a corporation, the right to exercise, directly or indirectly, more than 50 per cent. of the voting rights attributable to the shares of the controlled corporation and, with respect to any person other than a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person.

1.9	Any reference to books, records or other information means books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.10	The headings in this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

1.11

References to "Clauses", "Recitals" and "Schedules" are, respectively, to the clauses of, and the recitals and schedules to, this Agreement. The Recitals and the Schedules to this Agreement shall form an integral part of, and shall be deemed to be incorporated into, this Agreement.

1.12	References to any agreement or document including this Agreement shall include such agreement or document as amended, modified, varied or supplemented from time to time.

1.13

References in this Agreement to anything which any Party is required to do or not to do shall include its acts, defaults and omissions, whether direct or indirect, on its own account, or for or through any other person, and those which it permits or suffers to be done or not done by any other person.

1.14

The word "including" and similar words and terms shall not be construed as being by way of limitation and shall mean "including without limitation" and "otherwise" shall not be construed as limited by words with which it is associated.

1.15	The words "written" and "in writing" include any means of visible reproduction.

1.16	Any reference to "procure" shall mean an absolute obligation (and not a reasonable obligation) to cause or bring about.

1.17

Anything or obligation to be done under this Agreement which is required or falls to be done on a stipulated day shall be done on the next succeeding Business Day, if the day upon which that thing or obligation is required or falls to be done falls on a day which is not a Business Day.

1.18

References to “fully-diluted” means on the basis of the total number of outstanding ordinary shares of the relevant company assuming all convertible securities (including preference shares) are converted or exchanged and all rights, options or warrants to subscribe for or acquire shares of the relevant company are exercised and including all shares of the relevant Company which are reserved or authorised for future issuance or grant under any equity incentive, share option or similar plan of the relevant company.

2.	ACQUISITION OF SHARES

2.1

Danish Elahi, either on its own accord or through a third party relying on (among other things) the representations, warranties and undertakings from SWVL and the Target Company in this Agreement, agrees to purchase from SWVL:

(a)	the Acquisition Shares at the Acquisition Consideration (“Acquisition”),

free from all Encumbrances and together with all rights and advantages attaching to them as at Completion Date based on the terms and conditions of this Agreement.

2.2	In relation to the Acquisition:

(a)	SWVL shall sell the Acquisition Shares to Danish Elahi or such other third party as Danish Elahi may direct.

(b)	The aggregate purchase consideration for the Acquisition Shares i.e. the Acquisition Consideration amounting to USD 20,000/- shall be paid to the SWVL on or before 15.04.2023.

2.3The Parties agree that:

(a)

save in connection with the transaction contemplated herein, the Target Company shall not enter into or be bound by any agreement, arrangement or obligation (conditional or not) to issue any shares or equity interest in the capital of the Target Company (including, without limitation, any options or other rights convertible into or exchangeable or exercisable for any shares or equity interests in the capital of the Target Company); and

(b)

upon completion of the Acquisition, Danish Elahi or such third party as Danish Elahi may direct to hold in their name the Acquisition Shares shall own 99.99% of the issued share capital of the Target Company.

3.	CONDITIONS PRECEDENT

3.1

The obligation of Danish Elahi to subscribe for the Acquisition Shares and payment of the Acquisition Consideration is conditional upon the satisfaction (or waiver, as the case may be) of the Conditions Precedent as set out in Schedule 2 of this Agreement.

3.2	The Target Company and SWVL shall use all reasonable endeavours to ensure the satisfaction of:

(a)	all the Conditions Precedent no later than 15.04.2023 (“Long Stop Date”).

3.3	If the Conditions Precedent are not satisfied or waived on or before Long Stop Date, then without prejudice to the rights of Danish Elahi, Danish Elahi may, in its sole discretion, elect to:

(a)

terminate this Agreement (other than Surviving Clauses) and no Party shall have any claim against Danish Elahi under this Agreement, save for any claim arising from the breach of any Surviving Clauses; or

(b)	defer the Completion Date of Acquisition to a subsequent date.

4.	ACTIONS PENDING ACQUISITION

4.1	SWVL shall procure that and be obligated to ensure that, pending the Acquisition:

(a)	the Target Company shall carry on business only in the ordinary and usual course consistent with past practices, save insofar as agreed in writing by Danish Elahi;

(b)

Danish Elahi and its agents shall, upon reasonable notice, be allowed access to, and to take copies of, the books and records of the Target Company including, without limitation, the statutory books, minute books, leases, licences, contracts, details of receivables, Intellectual

Property, Tax records, supplier lists and customer lists in the possession or control of the Target Company;

(c)	the Target Company shall not incur any additional borrowing and/or indebtedness save insofar as agreed in writing by Danish Elahi (such consent not to be unreasonably withheld or delayed); and

(d)	the Target Company shall take all reasonable steps to preserve its assets (including its Intellectual Property).

4.2

Without prejudice to the generality of Clause 4.1, SWVL shall collaborate fully with Danish Elahi in relation to all material matters concerning the running of the Target Company in the period between the date of this Agreement and Acquisition and during that period shall procure that the Target Company shall not, except as may be required to give effect to and comply with the Transaction Documents, without the prior written consent of Danish Elahi (such consent not to be unreasonably withheld or delayed):

(a)	enter into any agreement or incur any commitment involving any capital expenditure in excess of US$5,000.00 per item and US$50,000.00 in aggregate, or incur any contingent liability;

(b)

enter into or amend any contract or incur any commitment which is not capable of being terminated without compensation at any time with three months’ notice or less or which is not in the ordinary and usual course of business or which involves or may involve total annual expenditure in excess of US$25,000.00;

(c)	in relation to any premises:

(i)	agree to any new rent or fee payable under any lease, tenancy or licence; or

(ii)	enter into or vary any agreement, lease, tenancy, licence or other commitment which is material in the context of the Target Company;

(d)

delay making payment to any trade creditor generally beyond the date on which payment of the relevant trade debt should be paid in accordance with the credit period authorised by the relevant creditor (or (if different) the period extended by any particular creditor in which to make payment);

(e)

amend, to any material extent, any of the terms on which goods, facilities or services are supplied, such supplies being material to the Target Company except where required to do so in order to comply with any applicable legal or regulatory requirement;

(f)	enter into any guarantee, indemnity or other agreement to secure any obligation of a third party or create any Encumbrance over the assets or undertaking of the Target Company;

(g)	amend any insurance contract, fail to notify any insurance claim in accordance with the provisions of the relevant policy or settle any such claim below the amount claimed;

(h)	allot, issue, redeem or repurchase any share or loan capital (or option to subscribe for the same) of the Target Company;

(i)	acquire or agree to acquire any share, shares or other interest in any company, partnership or other venture;

(j)

declare, make or pay any dividend or other distribution to shareholders or make any other payment to a shareholder (including but not be limited to, the payment of any royalties and/or management or directors’ fees);

(k)	make any change to the accounting practices or policies of the Target Company or amend the constitutional documents of the Target Company;

(l)	enter into any related party transaction which is not in the ordinary course of business or on arms’ length basis; or

(m)

engage in any act which could adversely affect the value, financial position or reputation of the Target Company, including without limitation reducing the working capital required by the Target Company to carry on its business

5.	ACQUISITION

5.1

Subject to Clause 5.2, the Acquisition shall take place remotely via exchange of documents on the Completion Date. Details of the Target Company’s share capital immediately after the Acquisition is set out in Schedule 4.

5.2	On the Acquisition, the Target Company and SWVL shall procure that the obligations specified in Schedule 3 are fulfilled.

5.3

If any of the obligations specified in Schedule 3 is not fully complied with by the Target Company or SWVL (as the case may be) by or on the date set for the Acquisition, Danish Elahi (in the case of non-compliance by the Target Company or SWVL) shall be entitled (in addition to and without prejudice to all other rights or remedies available to Danish Elahi including the right to claim damages) by written notice to the other served on such date:

(a)	elect not to proceed with Acquisition; or

(b)	effect the Acquisition so far as practicable having regard to the defaults which have occurred; or

(c)

fix a new date for Acquisition (not being more than twenty (20) Business Days after the agreed date for the Acquisition), in which case the foregoing provisions of this Clause shall apply to Acquisition as so deferred but provided such deferral may only occur once.

6.	WARRANTIES

6.1	Each Party hereby represents and warrants to and undertakes with the other Parties as follows:

(a)

(in the case of a Party who is a company) it is a company duly organised or incorporated and validly existing under the Laws of its jurisdiction, and has full power and authority to execute and deliver and perform all of its obligations under this Agreement and any other agreements to be executed by it hereunder;

(b)

(in the case of a Party who is an individual) he has the legal right and full power and capacity to execute and deliver and perform all of his obligations under this Agreement and any other agreements to be executed by him hereunder;

(c)

all actions, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents) in order (i) to enable such Party lawfully to enter into, exercise its rights and perform and comply with its obligations under, this Agreement and (ii) to ensure that those obligations that are legally binding and enforceable, have been taken, fulfilled and done;

(d)

this Agreement is, and all other agreements and instruments of such Party contemplated hereby shall be, the legal, valid and binding agreement of such Party, enforceable against such Party in accordance with their terms; and

(e)

the execution, delivery and performance of this Agreement by it will not conflict with any Law, order, judgment, decree, rule or regulation of any court, arbitral tribunal or government agency, any provision of its constitutional documents (if applicable), or any agreement, instrument or indenture to which such Party is a party or by which such Party is bound.

6.2	SWVL further warrants and represents to Danish Elahi that:

(a)

it will on Acquisition be legally and beneficially entitled to or is otherwise able to transfer the relevant Acquisition Shares to Danish Elahi in accordance with the terms and conditions of this Agreement; and

(b)	the relevant Acquisition Shares are or will on the Completion Date be free from any Encumbrances whatsoever.

6.3

SWVL represents and warrants to and undertakes to Danish Elahi that the statements set out in Schedule 5 (“SWVL Warranties”) are true, accurate and not misleading. All the SWVL Warranties shall be deemed to be made by SWVL on the date of this Agreement and on each day up to and including the Completion Date.

6.4	The Parties agree and acknowledge that Danish Elahi has entered into this Agreement in reliance on SWVL Warranties as well as the warranties in Clauses 6.1 and 6.2.

6.5	The SWVL Warranties are qualified by the matters Fairly Disclosed in the SWVL Disclosure Letter (if applicable).

6.6

Save as provided in Clause 6.5 above, the representations, warranties and undertakings on the part of SWVL contained in this Agreement shall not be limited by anything in this Agreement. The representations, warranties and undertakings on the part of the Target Company and SWVL contained in this Agreement shall not in any respect be extinguished or affected by the Acquisition.

6.7

Each of the Target Company and SWVL agrees to disclose promptly to Danish Elahi in writing immediately upon becoming aware of any matter, event or circumstance (including any omission to act) which may arise or become known to it after the date of this Agreement and before the Acquisition which would cause any warranty provided by it (if such warranties were repeated with reference to the facts and circumstances then existing) to become untrue or inaccurate or misleading in any material respect.

6.8

Danish Elahi acknowledges and agrees that it has carried out its own due diligence in respect of the Target Company and has independently and diligently verified the information in respect of the Target Company, including but not limited to its existing liabilities, compliances, etc. using its own sources, and that the Acquisition Shares shall stand transferred to Danish Elahi or such other person as Danish Elahi may direct on an “as is, where is” basis, and that SWVL makes and gives no representation or warranty in relation to the said Acquisition Shares and/or the Target Company except to the extent expressly provided otherwise in this Agreement.

7.	UNDERTAKING

7.1	In respect of SWVL’s shareholding in the Target Company after execution of this Agreement but on or before Completion Date, SWVL undertakes in favour of Danish Elahi that:

(a)	it shall not exercise any rights in respect of such shares unless express approval is obtained from Danish Elahi; and

(b)	it shall assign all economic rights in respect of such shares to Danish Elahi.

8.	AS IS WHERE IS BASIS

8.1

The Parties agree that post consummation of the instant Acquisition, all proceedings so initiated against the Target Company by the taxation authorities or other governmental bodies shall be handled by the new shareholders of the Target Company i.e. Danish Elahi or such other party as Danish Elahi so nominates. Provided further that the same does not preclude SWVL’s liability from any claims raised by vendors or customers of the Target Company with respect to the operations of the Target Company prior to the Completion Date.

9.	NOT USED

10.	WHOLE AGREEMENT AND REMEDIES

10.1

This Agreement and the other Transaction Documents contain the whole agreement between the Parties relating to the subject matter of this Agreement and the relevant Transaction Documents at the date hereof to the exclusion of any terms implied by Law which may be excluded by contract and supersede any previous written or oral agreement between the Parties in relation to the matters dealt with in the Transaction Documents.

10.2

Unless otherwise provided, no remedy conferred by any of the provisions of this Agreement is intended to be exclusive of any other remedy which is otherwise available at Law, in equity, by statute or otherwise, and each and every other remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at Law, in equity, by statute or otherwise. The election of any one or more of such remedies by any of the Parties shall not constitute a waiver by such Party of the right to pursue any other available remedies.

10.3

Each Party to this Agreement confirms that it has received independent legal advice relating to all the matters provided for in this Agreement, including the provisions of this Clause, and agrees, having considered the terms of this Clause and the Agreement as a whole, that the provisions of this Clause are fair and reasonable.

11.	OTHER PROVISION

11.1

Any liability to Danish Elahi under this Agreement may in whole or in part be released, compounded or compromised or time or indulgence given by Danish Elahi in its absolute discretion without in any way prejudicing or affecting its rights against any other Party.

11.2

No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of the any Party without the prior written approval of the other Parties. This shall not affect any announcement or circular required by Law or any regulatory body or the rules of any recognised stock exchange.

11.3	Confidentiality

(a)

Subject to sub Clause (b), each of the Parties shall treat as confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any of the Transaction Documents) which relates to:

(i)	the provisions of this Agreement and any of the Transaction Documents; or

(ii)	the negotiations relating to this Agreement (and such other Transaction Documents).

(b)	Sub Clause (a) shall not prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required by Law, any regulatory body or the rules and regulations of any recognised stock exchange;

(ii)	the disclosure or use is required to vest the full benefit of this Agreement in the relevant Party;

(iii)

the disclosure or use is required for the purpose of any judicial or arbitration proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is reasonably required to be made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(iv)

the disclosure is made to professional advisers, related corporations, investors or potential investors of the Parties on confidential basis and on terms that such professional advisers undertake to comply with the provisions of Clause 11.3(a) in respect of such information as if they are a party to this Agreement;

(v)	the information becomes publicly available (other than by a breach of this Agreement);

(vi)	the other Parties have given prior written approval to the disclosure or use; or

(vii)	the information is independently developed after Completion Date,

provided that prior to disclosure or use of any information pursuant to sub Clauses (b)(i), (ii) or (iii) (except in the case of disclosure to a Tax Authority), the Party concerned shall promptly notify the other Parties of such requirement with a view to providing the other Parties with the opportunity to contest such disclosure or use or otherwise to agree to the timing and content of such disclosure or use.

11.4

This Agreement is personal to the Parties. Accordingly, no Party may assign or transfer all or part of its rights or obligations under this Agreement without the prior written consent of the other Parties.

11.5

Save for shareholders and directors of the Parties to this Agreement or in the case of Danish Elahi, his legal heirs or successors in interest or such other Party as Danish Elahi may direct for the Acquisition Shares to be acquired by, who shall be entitled to enforce this Agreement, a person who is not a party to this Agreement has no rights to enforce any term of this Agreement.

11.6	No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

11.7	Time shall be of the essence of this Agreement.

11.8

At any time after the date of this Agreement each Party shall, and shall use its best endeavours to procure that any necessary third party shall, execute such documents and do such acts and things as the other Parties may require for the purpose of giving to the other Parties the full benefit of all the provisions of this Agreement.

11.9	Costs

(a)	Each Party shall bear its own legal and other costs and expenses of and incidental to the negotiation, preparation, execution and performance by it of this Agreement and the Transaction Documents.

11.10	Notices

Any notice or other communication in connection with this Agreement shall be in writing in English (“Notice”) and shall be sufficiently given or served if delivered or sent on the addresses provided in the Preamble of this Agreement or to such other address or electronic mail address as the relevant Party may have notified to the other Parties in accordance with this Clause.

(a)

Any Notice may be delivered by hand or, sent by electronic mail or prepaid registered post. Without prejudice to the foregoing, any Notice shall conclusively be deemed to have been received on the next Business Day in the place to which it is sent, if sent by electronic mail, or five (5) Business Days from the time of posting, if sent by post, or eight (8) Business Days from the time of posting, if sent by airmail, or at the time of delivery, if delivered by hand.

11.11

If any term in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of Law, such term or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

11.12

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by executing any such counterpart.

11.13	Governing Law and Arbitration

(a)	This Agreement shall be governed by and construed in accordance with the Laws of Pakistan.

(b)

Any dispute, whether contractual or not, arising out of or in connection with this Agreement (including any question regarding its existence, validity or termination) shall be referred to and finally resolved by arbitration in Pakistan in accordance with the Arbitration Act, 1940. The seat of the arbitration shall be Karachi. The arbitration tribunal shall consist of one (1) arbitrator namely Mr. Ammar Ather Saeed, Advocate Supreme Court of Pakistan.  The language of the arbitration shall be English. The arbitral award made and granted by the arbitrator shall be final, binding, in contestable and may be enforced by a Party against the assets of the other Party/Parties wherever those assets are located or may be found and may be used as a basis for judgement thereon in Pakistan or elsewhere.

SCHEDULE 1

PARTICULARS OF THE TARGET COMPANY

1.	Name:	SWVL Pakistan (Private) Limited
2.	Corporate Unique Identification Number:	0136112
3.	Correspondence address:	Same as recitals
4.	Date of Incorporation:	18th July, 2019
5.	Place of Incorporation:	Karachi, Pakistan
6.	Issued and Fully Paid-Up Share Capital as at the date of this Agreement (on an as converted basis inclusive of loan conversions if any, as envisaged herein):	PKR 4,585,240,580/- comprising of 458,524,058 ordinary shares of PKR10/- face value
7.	Shareholders and Percentage Owned as at the date of this Agreement (on an as converted basis inclusive of loan conversions if any, as envisaged herein):	PKR 4,585,241,000/- comprising of 458,524,100 ordinary shares of PKR 10/- face value
8.	Directors:	Mr. Shahzeb Memon and Mr. Mostafa Essa Mohamed Mohamed Kandil
9.	Chief Executive Officer:	Mr. Shahzeb Memon
10.	Auditor:	BDO Ebrahim & Co.

SCHEDULE 2

CONDITIONS PRECEDENT

1.	Completion of business, legal, regulatory, tax and accounting due diligence on the Target Company to the satisfaction of Danish Elahi;

2.

Conversion of all outstanding loans and advances standing in the name of SWVL in the financial statements of the Target Company in the financial statements of the Target Company into equity, to the satisfaction of Danish Elahi;

3.	Repayment or settlement of any and all financial liabilities of the Target Company, except such loans and advances as are required to be converted in the manner aforesaid i.e. Clause 2 of Schedule 2;

4.

Receipt of all necessary approval to effect the Acquisition including but not limited to all necessary approval from the regulators. If any approval is subject to any conditions, all such conditions having been fulfilled to the satisfaction of Danish Elahi;

5.	There is no Material Adverse Change affecting the Target Company; and

6.	all representations and warranties provided by the Target Company and SWVL are true and accurate

SCHEDULE 3

OBLIGATIONS

1.	SWVL shall on the Completion Date:

(a)

deliver to Danish Elahi certified true copy of directors’ resolution of the Target Company approving the transfer of the Acquisition Shares from SWVL to Danish Elahi or such other person as Danish Elahi may direct, the resignations of the Resigning Directors, the appointment, by co-option and rotation, of the Incoming Directors as directors to fill casual vacancies on the Board and if applicable, revocation of all powers of attorney and other similar authorisations granted by the Target Company to any Resigning Director;

(b)	deliver to Danish Elahi share transfer forms in respect of the relevant Acquisition Shares duly signed by or on behalf of SWVL;

(c)	shall file all the relevant documents for the transfer of Acquisition Shares with the relevant authority i.e. the Securities and Exchange Commission of Pakistan (“SECP”) and deliver to Danish Elahi:

(i)	A copy of all filings made by the Target Company with SECP in Pakistan; and

(ii)	official confirmation from SECP that Danish Elahi or such third party as Danish Elahi may direct is the registered holder of the Acquisition Shares within 7 Business Days from the Completion Date.

(d)

procure that the Resigning Directors shall resign their offices as such with immediate effect and to relinquish any rights which they may have in their capacity as directors and chairman (as the case may be), such resignations to be tendered at the Board meeting referred to in paragraph (a) above;

(e)

certified true copy of the waivers of transfer restrictions from all relevant parties in respect of transfer of the Acquisition Shares by SWVL to Danish Elahi or such third party as Danish Elahi may direct.

2.	Danish Elahi or such third party as Danish Elahi may direct shall on the Completion Date (except where expressly provided for otherwise):

(a)	remit the Acquisition Consideration to SWVL’s Bank Account;

(b)	countersign share transfer forms in respect of the Acquisition Shares;

SCHEDULE 4

SHAREHOLDING STRUCTURE OF THE TARGET COMPANY

SHAREHOLDING STRUCTURE OF THE TARGET COMPANY ON A FULLY-DILUTED BASIS (AS CONVERTED BASIS INCLUSIVE OF LOAN CONVERSIONS IF ANY, AS ENVISAGED HEREIN) IMMEDIATELY BEFORE THE ACQUISITION

Shareholders of Target Company	Number of ordinary shares	Shareholding Percentage
SWVL Inc.	458,523,958	99.99%
Shahzeb Memon	90	0.009%
Mostafa Essa Mohamed Mohamed Kandil	10	0.001%
TOTAL		100.00%

SHAREHOLDING STRUCTURE OF THE TARGET COMPANY ON A FULLY-DILUTED BASIS IMMEDIATELY AFTER THE ACQUISITION

Shareholders of Target Company	Shareholding Percentage
Danish Elahi or such third party as Danish Elahi may direct	99.99%
Muhammad Arif Shafi	0.01%
TOTAL	100.00%

SCHEDULE 5

SWVL’S WARRANTIES

1.	Share Capital

1.1	The particulars of the Target Company as set out in Schedule 1 are true and accurate as at the date of this Agreement.

1.2	The shares of the Target Company were properly allotted and issued as fully paid free of any Encumbrances.

1.3

There is no Encumbrance, and there is no agreement, arrangement or obligation to create or give any Encumbrance, in relation to any of the shares or equity interests in the capital of the Target Company.

1.4

All necessary approvals and consents for the transfer of the Acquisition Shares have been obtained and are continuing in force, including waivers by all of the shareholders of the Target Company if any and all right of first refusal and tag along rights that each of them may have pursuant to the memorandum and articles of association of the Target Company or otherwise.

1.5

There is no agreement, arrangement or obligation requiring the issue, transfer, redemption or repurchase of, or the grant to a person of the right (conditional or not) to require the issue, transfer, redemption or repurchase of, any shares or equity interests in the capital of the Target Company (including, without limitation, any right of pre-emption or options or other rights convertible into or exchangeable or exercisable for any shares or equity interests in the capital of the Target Company).

2.	Capacity and Authority

2.1	The Target Company is duly incorporated and validly existing under the Laws of Pakistan and has been in continuous existence since its incorporation, registration or organisation.

2.2

The execution and performance of any of the Transaction Documents shall not breach or constitute a default under the memorandum and articles of association of the Target Company, or any other agreement or instrument to which the Target Company is a party or by which the Target Company is bound, and shall not constitute a breach under any order, judgment, decree or other restriction applicable to the Target Company.

3.	Information

3.1

All information contained in the Transaction Documents relating to the Target Company (including the information contained or referred to in the Recitals and the Schedules) is true, complete and accurate and not misleading.

3.2

All information (including the responses to the due diligence questions or due diligence request lists submitted by or on behalf of the Target Company to Danish Elahi and the summaries of contracts or other due diligence materials prepared by or on behalf of the Target Company) which has been provided by or on behalf of the Target Company or its authorised representatives to Danish Elahi, and its advisers or agents in the course of the due diligence conducted by Danish Elahi and the negotiations leading to this Agreement is true, complete, accurate and not misleading.

3.3

All information about the Acquisition Shares and business of the Target Company which might be material for disclosure to a purchaser of the Acquisition Shares has been Fairly Disclosed to Danish Elahi.

4.	Events since the incorporation of the Target Company

4.1

the Target Company has not (i) acquired or disposed of or agreed to acquire or dispose of any business or any asset (other than trading stock in the ordinary course of the business carried on by it) or (ii) assumed or acquired any liability including a contingent liability (other than in the ordinary course of the business carried on by it);

5.	Tax

5.1

The Target Company is only liable to pay Taxes in Pakistan. The Target Company is not liable to pay and has at no time incurred any liability to Tax chargeable under the Laws of any jurisdiction other than Pakistan.

5.2	The Target Company has paid all Tax which it has become liable to pay and is not, and has not been, liable to pay any penalty, surcharge, fine or interest in connection with Tax.

5.3

The Target Company has correctly deducted or withheld all Tax which it has been obliged by applicable Laws to deduct or withhold from amounts paid by it, and has properly accounted to the relevant Tax Authority for all amounts of Tax so deducted or withheld.

5.4	The Target Company has filed all returns, provided all such information and maintained all such records as required to be filed or provided or maintained by it under applicable Laws.

5.5	The Target Company is not involved in any dispute with any Tax Authority in relation to Tax.

5.6

The Target Company has complied with all statutory provisions, regulations and notices relating to Tax and has duly and punctually accounted for and/or paid all the relevant Taxes which it ought to have so accounted for and/or paid.

6.	Litigation

6.1

Neither the Target Company nor, so far as SWVL is aware, any person for whose acts and defaults the Target Company may be vicariously liable, is at present engaged whether as claimant, defendant or otherwise in any legal action, proceeding or arbitration which is either in progress or is threatened and which have been served on the Target Company or, so far as SWVL is aware, is pending.

6.2

No person acting for or on behalf of the Target Company is being prosecuted for an offence, nor are they or have they been the subject of any investigation, or inquiry by, or on behalf of, any governmental, administrative or regulatory authority, in respect of any offence or alleged offence, under any applicable Laws or regulations of any jurisdiction (including anti-corruption Laws or regulations), and there is no circumstance known to SWVL likely to give rise to any such prosecution, investigation or inquiry.

7.	Compliance with Laws

7.1

The Target Company has conducted its business in all respects in accordance with all applicable Laws and all permits, authorities, licences and consents have been obtained and all conditions applicable thereto complied with and there are no circumstances which might lead to the suspension, alteration or cancellation of any such permits, authorities, licences or consents, nor is there any agreement which restricts the fields within which the Target Company may carry on its business.

7.2

No person, not being a director of the Target Company, has any actual or ostensible authority, whether under a power of attorney, agency agreement or otherwise, to commit the Target Company to any obligation other than an obligation of a nature which is usual for it to incur in the ordinary course of its business.

8.	Records

The records (including computer records), statutory books, registers, minute books and books of account of the Target Company are duly entered up and maintained in accordance with all legal requirements applicable thereto and contain true, full and accurate records of all matters required to be dealt with therein and all such books and all records and documents (including documents of title) which are its property are in its possession or under its control.

9.	Agreements and Capital Commitments

9.1	The Target Company:

(a)	has no material capital commitments;

(b)

is not a party to any contract, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of an unusual, onerous or long-term nature or which involves or could involve a material obligation or liability;

(c)	is not bound by any guarantee or contract of indemnity or suretyship under which any liability or contingent liability is outstanding;

(d)	has not entered into any agreement which requires or may require, or confers any right to require, the sale (whether for cash or otherwise) or the transfer by it of any asset;

(e)	is not a party to any joint venture, consortium, partnership, unincorporated association or profit-sharing arrangement or agreement;

(f)	is not a party to nor does it enjoy the benefit of any agreement requiring registration or notification under or by virtue of any statute; and

(g)	is not in default of any agreement or arrangement to which it is a party.

9.2

The Target Company has not been and is not a party to any contract or arrangement binding upon it for the purchase or sale of property or the supply of goods or services at a price different to that reasonably obtainable on an arm's length basis.

9.3

No fact or circumstance exists which might invalidate or give rise to a ground for termination of any agreement, arrangement or obligation to which the Target Company is a party. No party with whom the Target Company has entered into any agreement, arrangement or obligation has given notice of its intention to terminate such agreement, arrangement or obligation.

9.4

Neither the Target Company nor any party with whom the Target Company has entered into any agreement, arrangement or obligation is in breach of such agreement, arrangement or obligation. So far as SWVL is aware, no fact or circumstance exists which might give rise to a breach of this type by the counter party to such agreement, arrangement or obligation.

10.	Borrowings and Facilities

10.1	The Target Company does not have any outstanding bank overdraft facility or borrowing.

10.2	The Target Company does not have any liabilities (whether actual or contingent), except as may be disclosed to Danish Elahi in writing prior to the entering into of this Agreement.

SIGNATURE PAGE

AS SWVL

For and on behalf of SWVL Inc. through its authorised signatories in the presence of: signature of witnesses 1- Name: Address: CNIC/Passport No: 2- Name: Address CNIC/Passport No:	SIGNATURE

AS DANISH ELAHI

For and on behalf of Danish Elahi through its authorised signatories in the presence of: signature of witnesses 1- Name: Address: CNIC/Passport No: 2- Name: Address CNIC/Passport No:	SIGNATURE

AS TARGET COMPANY

For and on behalf of SWVL Pakistan (Pvt.) Limited through its authorised signatories in the presence of: signature of witnesses 1- Name: Address: CNIC/Passport No: 2- Name: Address CNIC/Passport No:	SIGNATURE